UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM N-8B-2

                                FILE NO. 811-2590

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940



                    VAN KAMPEN UNIT TRUSTS, MUNICIPAL SERIES
              (and Subsequent Trusts and Similar Series of Trusts)




              Not the Issuer of Periodic Payment Plan Certificates



I.   ORGANIZATION AND GENERAL INFORMATION

     1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

              Van Kampen Unit Trusts, Municipal Series (and subsequent series and similar series)

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

              Van Kampen Funds Inc. ("Depositor")
              1221 Avenue of the Americas
              New York, New York 10020

              Internal Revenue Service Employer Identification
              Number is: 36-2811402

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

              Van Kampen Funds Inc.
              1221 Avenue of the Americas
              New York, New York 10020

              Internal Revenue Service Employer Identification
              Number is: 36-2811402

     7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  Former Name                       Approximate Date of Change
------------------------------------------------   -----------------------------

First National Dual Series Tax-Exempt Bond Trust   January 2, 2004
Series 3 and subsequent series

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

     Companies Owning Securities of Depositor

     29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

              As at January 2, 2004

              Ownership of all securities of the depositor

              Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. which is a wholly owned subsidiary of MSAM Holdings II, Inc., which is a wholly owned subsidiary of Morgan Stanley, a publicly traded company.


                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, VAN KAMPEN FUNDS INC., depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of New York, and State of New York on the 6th day of January, 2004.

                                        VAN KAMPEN UNIT TRUSTS, MUNICIPAL SERIES
                                             (AND SUBSEQUENT RUSTS AND SIMILAR
                                             SERIES OF TRUSTS)

                                        BY VAN KAMPEN FUNDS INC., Depositor

                                        BY /s/ DOMINICK COGLIANDRO
                                        -----------------------------

                                        Title   Executive Director
                                        -----------------------------